UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552953 10 1

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 153,837,330 shares
8. Shared Voting Power 0 shares
9. Sole Dispositive Power 153,837,330 shares
10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,837,330 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.1%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 552953 10 1

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 153,837,330 shares
8. Shared Voting Power 0 shares
9. Sole Dispositive Power 153,837,330 shares
10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,837,330 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.1%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 20 amends and supplements the Statement on Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007 and August 7, 2007 and as amended by that certain Schedule TO-T filed with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (the “Common Stock”), of MGM MIRAGE, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 20 shall have the meaning set forth in the Schedule 13D.

1. Items 4 and 6 of the Schedule 13D are hereby amended by adding the following:

On August 21, 2007, Tracinda and Infinity World Investments LLC, a Nevada limited liability company (“Infinity World”), entered into a Stockholder Support Agreement (the “Support Agreement”), a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

The Support Agreement provides, among other things, that Tracinda will vote its shares in favor of persons nominated by Infinity World to serve on the Board of Directors of the Company. Pursuant to a Company Stock Purchase and Support Agreement, dated as of August 21, 2007, by and between the Company and Infinity World, for so long as (i) Infinity World and its affiliates beneficially own at least 5% of the outstanding Common Stock and (ii) a joint venture between the Company and Infinity World has not been terminated, Infinity World will be entitled to designate one nominee for election to the Company’s Board of Directors. If Infinity World and its affiliates beneficially own at least 12% of the outstanding Common Stock and such joint venture has not been terminated, Infinity World will be entitled to designate a number of nominees for election to the Company’s Board of Directors equal to the product (rounded down to the nearest whole number) of: (i) the percentage of the outstanding shares of Common Stock beneficially owned by Infinity World and its affiliates; multiplied by (ii) the total number of directors authorized to serve on the Company’s Board of Directors.

2. Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 10.1	Stockholder Support Agreement, dated as of August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC

3. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2007	TRACINDA CORPORATION, a Nevada corporation

	By:	/s/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Secretary/Treasurer

Dated: August 22, 2007	KIRK KERKORIAN

	By:	/s/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Attorney-in-fact*

*	Power of Attorney previously filed as Exhibit A to the Schedule 13D.